Exhibit 99.1

YM BioSciences Initiates Phase II BID Trial with CYT387 in Myelofibrosis

 - Six leading academic centers in the U.S. and Canada to recruit 60 patients into JAK1/JAK2 inhibitor twice-daily study -

MISSISSAUGA, Canada - September 28, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM) today announced that it has enrolled the first patients in its multi-center Phase II trial of CYT387 administered twice-daily (BID) for the treatment of myelofibrosis. The trial will further evaluate the safety and tolerability of YM’s JAK1/JAK2 inhibitor, as well as its efficacy in reducing spleen size, improving constitutional symptoms and reducing transfusion dependence in patients with myelofibrosis.

“In the ongoing Phase I/II trial, CYT387 appears to have a favorable safety profile and has produced a clinically beneficial response in a number of our patients. I look forward to evaluating the drug under this alternative dosing schedule as well,” said Dr. Vikas Gupta, Principal Investigator for the CYT387 studies at Princess Margaret Hospital, Toronto, Ontario.

Six leading academic centers in the U.S. and Canada will recruit approximately 60 patients in two phases: Part 1, a dose-escalation study enrolling successive patient cohorts dosed starting at 200mg BID, escalating at 50mg BID per cohort; and Part 2, a dose-confirmation study evaluating patients at or below the maximum tolerated dose determined in Part 1.  Patients in this trial will be evaluated for six 28-day cycles.

“The favorable safety profile of CYT387 observed to date provides us with the opportunity to acquire further safety and efficacy data for CYT387 at doses complementary to those evaluated in our ongoing 166 patient Phase I/II trial,” said Dr. Nick Glover, President and CEO of YM BioSciences. “Initial data from the BID trial will be used to further enhance our pivotal trial designs, and the substantial volume of patient data from the combined studies will be an important component of any future marketing application.”

In the BID trial, spleen size will be evaluated both by palpation and by magnetic resonance imaging (MRI) for all patients enrolled. Constitutional symptoms will be assessed using the Myelofibrosis Symptom Assessment Form (MFSAF). Transfusion histories will be collected for the six-month period prior to enrollment and transfusion independence will be based on both 8-week and 12-week criteria.  The effect of CYT387 on plasma levels of inflammatory, fibrogenic and angiogenic cytokines, and on bone marrow and peripheral blood cytogenetics will also be assessed.

For more information on the CYT387 BID trial, go to:
http://clinicaltrials.gov/ct2/show/NCT01423058

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory.

In addition to the BID trial described above, CYT387 recently completed enrollment in a 166 patient Phase I/II trial, with updated interim data anticipated in December 2011.  For more information on the CYT387 Phase I/II trial, go to:
http://clinicaltrials.gov/ct2/show/NCT00935987

Both the U.S. Food and Drug Administration (FDA) and the European Commission have designated CYT387 an Orphan Drug for the treatment of myelofibrosis.

YM BioSciences retains full global commercialization rights to CYT387.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a 166 patient Phase I/II trial in myelofibrosis that has completed enrollment, as well as a 60 patient Phase II BID trial that is recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com